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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB NUMBER: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 4)
Coast Casinos, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
None
(CUSIP Number)
Michael J. Gaughan c/o Coast Casinos, Inc. 4500 W. Tropicana Ave. Las Vegas, California 89103 (702) 365-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 1, 2004
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    [_]

        Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 4 pages)

        *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Cusip No. None	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IIDENTIFICATION NO. OF ABOVE PERSON Michael J. Gaughan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE WOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. None	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer

        This Amendment No. 4 to Schedule 13D (this "Amendment") amends a prior statement on Schedule 13D, filed with the Securities and Exchange Commission on January 16, 1996, as amended on February 13, 1996, April 7, 2003 and February 6, 2004. This Amendment relates to the common stock of Coast Casinos, Inc. (the "Company"), whose principal executive offices are located at 4500 West Tropicana Avenue, Las Vegas, Nevada 89103.

Item 4.	Purpose of Transaction

        On July 1, 2004, all shares of the Company's common stock owned by Mr. Gaughan were converted into the right to receive Boyd Gaming Corporation common stock in connection with the merger of the Company with and into BGC, Inc. (the "Merger") pursuant to that certain Agreement and Plan of Merger, dated as of February 6, 2004 and as amended (the "Merger Agreement"), by and among Boyd Gaming Corporation, BGC, Inc. and the Company. The description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Gaughan no longer owns any shares of the Company's common stock.

(b)	Not applicable.

(c)	On July 1, 2004, the 453,928.97 shares of the Company's common stock held by Mr. Gaughan were converted into the right to receive 14,890,005 shares of Boyd Gaming Corporation common stock in connection with the Merger.

(d)-(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Gaughan is no longer a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
1	Agreement and Plan of Merger, dated as of February 6, 2004, as amended, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc.*

*

Incorporated by reference to Annex A of the joint proxy statement/prospectus contained in Amendment No. 1 to Form S-4 Registration Statement (Registration No. 333-113440) of Boyd Gaming Corporation filed March 29, 2004.

Cusip No. None	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 8, 2004
/s/ Michael J. Gaughan
Michael J. Gaughan

EXHIBIT INDEX

Exhibit	Description
1	Agreement and Plan of Merger, dated as of February 6, 2004, as amended, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc.*

*	Incorporated by reference to Annex A of the joint proxy statement/prospectus contained in Amendment No. 1 to Form S-4 Registration Statement (Registration No. 333-113440) of Boyd Gaming Corporation filed March 29, 2004.